SEC Mail Processing Section
FEB 25 2015
Washington DC
403

SECURITIE

15045754

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67236

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BHK Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Lakeshore Drive, Suite 250
(No. and Street)

Birmingham	Alabama	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Bailey Knight 205-322-2025
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pearce, Bevill, Leesburg, Moore, P.C.
(Name – *if individual, state last, first, middle name*)

110 Office Park Drive, Suite 100	Birmingham	Alabama	35223
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TG 3/2/15

DD 3/5/15

OATH OR AFFIRMATION

I, J. Bailey Knight, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BHK Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J. Bailey Knight
Signature

Chief Compliance Officer
Title

Melissa Robbins
Notary Public

MELISSA ROBBINS
My Commission Expires
April 6, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BHK SECURITIES, LLC

AUDITED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2014 AND 2013

PEARCE, BEVILL, LEESBURG, MOORE, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

BHK SECURITIES, LLC

AUDITED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2014 AND 2013

PEARCE, BEVILL, LEESBURG, MOORE, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

J. Wray Pearce, CPA
Harold L. Bevill, CPA (1946-1992)
Charles W. Leesburg, CPA, MBA
Stephen L. Moore, CPA
Tommy B. Beam, CPA
W. Glenn Bridges, Jr., CPA, MBA
Hal (Buzz) Coons, III, CPA
Stephen B. Jones, JD, CPA, CVA
Joseph M. Lassiter, CPA
David T. Williams, CPA
Jeffrey R. Thornton, CPA
W. Robert Cook, CPA/ABV
Michael B. Hawkins, CPA/ABV
Carlos G. McDonald, CPA
Robin A. Waldrup, CPA

PEARCE, BEVILL, LEESBURG, MOORE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

110 Office Park Drive, Suite 100
Birmingham, Alabama 35223-2402
205-323-5440 / fax 205-328-8523
www.pearcebevill.com

Matt Andrews, CPA
Justin K. Berry, CPA
Brittany Bingel, CPA
Will Bonner, CPA
Bill Brown, CPA
Shannon D. Browne, CPA
Daisy B. Buck, CPA
Chase Campbell, CPA
Patrick L. Dodd, CPA
James W. Ezell, Jr., CPA
Delphine E. Ford, CPA
Kelly Higginbotham, CPA
Tyler E. Jenkins, CPA, CFE
Donna Jordan, CPA
Jacob F. Julian, IV, CPA
JP Kaal, CPA
Taylor Martin, CPA
Dennis Mazingo, CPA
Heather Melson, CPA
Karen A. Moore, CPA
Glover Graham Pope, CPA
Sarah B. Propper, CPA
Misti B. Rasmussen, CPA
Rob Shirley, CPA
Emily E. Stein, CPA
Jenna B. Stricklen, CPA
Douglas K. Uhler, CPA, CVA, DABFA
Thomas C. Zoebelein, CPA, MBA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
BHK Securities, LLC
Birmingham, Alabama

We have audited the accompanying financial statements of BHK Securities, LLC (the Company) which comprise the statements of financial condition as of December 31, 2014 and 2013, and the related statements of income, changes in member's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BHK Securities, LLC as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining

Members:
- The American Institute of Certified Public Accountants
- The Alabama Society of Certified Public Accountants
- PCPS - The AICPA Alliance for CPA Firms
- National CPA Health Care Advisors Association

whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Pearce, Bevill, Leesburg, Moore, P.C.

February 23, 2015

BHK SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2014 AND 2013

ASSETS

	2014	2013
CURRENT ASSETS		
Cash and cash equivalents	$ 268,658	$ 268,513
Receivable from clearing organization		
Clearing deposit	101,392	101,391
Other	21,649	41,007
TOTAL CURRENT ASSETS	$ 391,699	$ 410,911

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$ 685	$ 100
Accrued expenses	16,580	7,932
TOTAL CURRENT LIABILITIES	17,265	8,032
MEMBER'S EQUITY		
Member's equity	374,434	402,879
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 391,699	$ 410,911

See report of independent registered public accounting firm and notes to financial statements.

BHK SECURITIES, LLC

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
REVENUES		
Commissions	$ 1,589,364	$ 1,517,173
Other income	37,582	38,963
Interest and dividends	4,023	6,056
	1,630,969	1,562,192
EXPENSES		
Employee compensation and benefits	632,760	485,032
Occupancy	102,964	100,704
Communications and data processing	78,766	67,799
Professional fees	75,533	76,302
Business and professional development	58,489	47,468
Exchange and clearance fees	44,075	52,360
Business taxes and licenses	40,023	34,749
Office and administrative	25,141	23,505
Insurance	7,943	8,188
	1,065,694	896,107
NET INCOME	$ 565,275	$ 666,085

See report of independent registered public accounting firm and notes to financial statements.

BHK SECURITIES, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Member's Equity, January 1, 2013	$	361,807
Distributions paid to member		(625,013)
Net income		666,085
Member's Equity, December 31, 2013		402,879
Distributions paid to member		(593,720)
Net income		565,275
Member's Equity, December 31, 2014	$	374,434

See report of independent registered public accouning firm and notes to financial statements.

BHK SECURITIES, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 565,275	$ 666,085
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in operating assets and liabilties:		
Clearing deposit	(1)	(2)
Receivable from clearing organization - other	19,358	2,701
Prepaid expenses	-	592
Accounts payable	585	(2,157)
Accrued expenses	8,648	741
CASH PROVIDED BY OPERATING ACTIVITIES	593,865	667,960
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to members	(593,720)	(625,013)
CASH USED BY FINANCING ACTIVITIES	(593,720)	(625,013)
NET INCREASE IN CASH	145	42,947
CASH AT BEGINNING OF YEAR	268,513	225,566
CASH AT END OF YEAR	$ 268,658	$ 268,513

See report of independent registered public accounting firm and notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

BHK Securities, LLC (the Company) is an introducing Broker Dealer that was organized in 2006 as an LLC with perpetual duration for the purpose of engaging in the business of effecting transactions in securities for the accounts of others, effecting transactions in securities for the Company's own account, to act as intermediary between buyers and sellers, to charge commissions, to act as an agent when buying securities to act as a principal when selling securities and to engage in all other activities related incidental thereto. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of BHK Holdings, LLC (the Parent).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services. The financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Evaluation of subsequent events - Management has assessed subsequent events through February 23, 2015, the date the financial statements were available to be issued. On January 13, 2015, the Company renewed their brokerage agreement with First Clearing, LLC ("FCL") which covers the period from February 1, 2015 through January 31, 2022.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - For the purposes of the Statement of Cash Flows, the Company considers all highly liquid investments, with an original maturity of three months or less, that are not held for sale, to be cash equivalents. From time to time, the Company may maintain cash balances with financial institutions in excess of federally insured limits.

Receivable from Clearing Organization - The Company reports receivables at net realizable value. Management determines the allowance for doubtful accounts based on historical losses and current economic conditions. On a continuing basis, management analyzes delinquent receivables and once these receivable are determined to be uncollectible they are written-off through a charge against an existing allowance account or against earnings. The Company is also required, by agreement, to maintain at all times a broker's deposit account with its clearing broker in the amount of $100,000.

Investment Advisory and Account Supervision Income - Investment advisory and account supervision commissions and fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising Expense - The Company expenses the cost of advertising in the period in which such costs are incurred. Advertising expense for December 31, 2014 and 2013 was $0 and $233, respectively.

Income taxes - The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

The Company follows guidance pertaining to accounting for uncertainty in income taxes. As a result of this adoption, management assessed whether there were any uncertain tax positions which may give rise to income tax liabilities and determined that there were no such matters requiring recognition in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the state of Alabama. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2011.

Reclassifications - Certain reclassifications have been made to the 2013 financial statements for them to conform to the current year presentation.

3. TRANSACTIONS WITH CLEARING ORGANIZATION

The Company has entered into a clearing agreement with First Clearing, LLC. Under the terms of this agreement, the Company utilizes the clearing, execution and other services provided by First Clearing, LLC (FCL). Specific services include execution of orders for the Company's customers whose cash or margin accounts have been accepted by FCL; generation, preparation and mailing of confirmations of customer accounts; preparation and mailing of summary monthly or quarterly statements; settlements of contracts and transactions in securities; engagement in all cashiering functions for the customer accounts; construction and maintenance of books and records for all transactions executed and cleared through FLC; and, reporting of orders entered into FCL's order entry system by FCL on behalf of the Company in accordance with the FINRA Order Audit Trail System (OATS).

Under this agreement, the Company is required at all times to maintain a minimum net capital of $250,000, as computed in accordance with Rule 15c3-1. The Company was in compliance with respect to this agreement at December 31, 2014 and 2013.

4. RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of BHK Holdings, LLC. In connection with this relationship, the Company and its Parent have executed an expense sharing agreement

whereby the Company receives a monthly allocation of expenses incurred by the Parent on its behalf. During 2014 and 2013, the Company incurred expenses under this agreement totaling $698,261 and $602,620, respectively. Included in this amount is a provision for rent payments. The total amount of rent expensed by the Company for the years ended December 31, 2014 and 2013 amounted to $95,824 and $97,553, respectively. The Company's portion of future minimum rent payments as of December 31, 2014 is as follows:

2015	$ 69,149
2016	93,991
2017	95,875
2018	97,797
2019	91,294
	$ 448,106

5. EMPLOYEE BENEFIT PLANS

The Company participates in the Parent Company's 401k profit sharing retirement plan covering all employees who meet eligibility requirements. The Company's annual discretionary contribution to the plan is based on employee eligible earnings and results of the Company's operations. The Company expensed $22,503 and $23,002 for contributions to the plan on behalf of its employees for the years ended December 31, 2014 and 2013, respectively.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014 and 2013, the Company had net capital of $367,033 and $395,481, respectively, which were $267,033 and $295,481, respectively, in excess of its required minimum net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 4.70% for 2014 and 2.03% for 2013.

7. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

8. INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

SUPPLEMENTARY INFORMATION

BHK SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

COMPUTATION OF NET CAPITAL		
Total member's equity qualified for net capital	$	374,434
Net Capital before haircuts on securities positions		374,434
Haircuts on 15c3-1(f) securities:		
Money market funds		(7,401)
Net Capital	**$**	**367,033**
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities from Statement of Financial Condition	$	17,265
Total aggregate indebtedness	$	17,265
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum dollar net capital requirement of reporting broker	$	100,000
Excess net capital		267,033
Excess net capital at 1,000 percent		365,307
Percentage of aggregate indebtedness to net capital		4.70%
Reconciliation with Company's computations (included in Part II of Form X-17A-5 as of December 31, 2014):		
Net capital, as reported in the Company's Part IIA (unaudited) FOCUS Report	$	367,033
Net Capital per above	**$**	**367,033**

See independent auditors' report on supplementary information.

J. Wray Pearce, CPA
Harold L. Bevill, CPA (1946-1992)
Charles W. Leesburg, CPA, MBA
Stephen L. Moore, CPA
Tommy B. Beam, CPA
W. Glenn Bridges, Jr., CPA, MBA
Hal (Buzz) Coons, III, CPA
Stephen B. Jones, JD, CPA, CVA
Joseph M. Lassiter, CPA
David T. Williams, CPA
Jeffrey R. Thornton, CPA
W. Robert Cook, CPA/ABV
Michael B. Hawkins, CPA/ABV
Carlos G. McDonald, CPA
Robin A. Waldrup, CPA

PEARCE, BEVILL, LEESBURG, MOORE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

110 Office Park Drive, Suite 100
Birmingham, Alabama 35223-2402
205-323-5440 / fax 205-328-8523
www.pearcebevill.com

Matt Andrews, CPA
Justin K. Berry, CPA
Brittany Bingel, CPA
Will Bonner, CPA
Bill Brown, CPA
Shannon D. Browne, CPA
Daisy B. Buck, CPA
Chase Campbell, CPA
Patrick L. Dodd, CPA
James W. Ezell, Jr., CPA
Delphine E. Ford, CPA
Kelly Higginbotham, CPA
Tyler E. Jenkins, CPA, CFE
Donna Jordan, CPA
Jacob F. Julian, IV, CPA
JP Kaal, CPA
Taylor Martin, CPA
Dennis Mazingo, CPA
Heather Melson, CPA
Karen A. Moore, CPA
Glover Graham Pope, CPA
Sarah B. Propper, CPA
Misti B. Rasmussen, CPA
Rob Shirley, CPA
Emily E. Stein, CPA
Jenna B. Stricklen, CPA
Douglas K. Uhler, CPA, CVA, DABFA
Thomas C. Zoebelein, CPA, MBA

INDEPENDENT ACCOUNTANTS' REVIEW REPORT ON MANAGEMENT'S EXEMPTION REPORT

To the Members of
BHK Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) BHK Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which BHK Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) BHK Securities, LLC stated that BHK Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BHK Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BHK Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Pearce, Bevill, Leesburg, Moore, P.C.

February 23, 2015

Members:
- The American Institute of Certified Public Accountants
- The Alabama Society of Certified Public Accountants
- PCPS - The AICPA Alliance for CPA Firms
- National CPA Health Care Advisors Association

BHK
SECURITIES, LLC

2200 Lakeshore Drive
Suite 250
Birmingham, AL 35209

(205) 322-2025
(888) 529-2610
Fax (205) 322-9025
www.bhkllc.com

EXEMPTION REPORT

Throughout the fiscal year ended December 31, 2014, BHK Securities LLC ("Broker-Dealer") claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(ii) ("identified exemption provision").

Broker-Dealer has met the identified exemption provision throughout the most recent fiscal year without exception.

Authorized Signature
MEREDITH R. HAZZARD

CEO
Title

FEBRUARY 4, 2015
Date

Custody and clearing through First Clearing, LLC, a subsidiary of Wells Fargo & Company

J. Wray Pearce, CPA
Harold L. Bevill, CPA (1946-1992)
Charles W. Leesburg, CPA, MBA
Stephen L. Moore, CPA
Tommy B. Beam, CPA
W. Glenn Bridges, Jr., CPA, MBA
Hal (Buzz) Coons, III, CPA
Stephen B. Jones, JD, CPA, CVA
Joseph M. Lassiter, CPA
David T. Williams, CPA
Jeffrey R. Thornton, CPA
W. Robert Cook, CPA/ABV
Michael B. Hawkins, CPA/ABV
Carlos G. McDonald, CPA
Robin A. Waldrup, CPA

PEARCE, BEVILL, LEESBURG, MOORE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
110 Office Park Drive, Suite 100
Birmingham, Alabama 35223-2402
205-323-5440 / fax 205-328-8523
www.pearcebevill.com

Matt Andrews, CPA
Justin K. Berry, CPA
Brittany Bingel, CPA
Will Bonner, CPA
Bill Brown, CPA
Shannon D. Browne, CPA
Daisy B. Buck, CPA
Chase Campbell, CPA
Patrick L. Dodd, CPA
James W. Ezell, Jr., CPA
Delphine E. Ford, CPA
Kelly Higginbotham, CPA
Tyler E. Jenkins, CPA, CFE
Donna Jordan, CPA
Jacob F. Julian, IV, CPA
JP Kaal, CPA
Taylor Martin, CPA
Dennis Mazingo, CPA
Heather Melson, CPA
Karen A. Moore, CPA
Glover Graham Pope, CPA
Sarah B. Propper, CPA
Misti B. Rasmussen, CPA
Rob Shirley, CPA
Emily E. Stein, CPA
Jenna B. Stricklen, CPA
Douglas K. Uhler, CPA, CVA, DABFA
Thomas C. Zoebelein, CPA, MBA

INDEPENDENT ACCOUNTANTS' REPORT REQUIRED BY SEC RULE 17a-5(e)(4) ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
BHK Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by BHK Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating BHK Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). BHK Securities, LLC's management is responsible for the BHK Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

Members:
- The American Institute of Certified Public Accountants
- The Alabama Society of Certified Public Accountants
- PCPS - The AICPA Alliance for CPA Firms
- National CPA Health Care Advisors Association

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting any adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Pearce, Bevill, Leesburg, Moore, P.C.

February 23, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SEC #8-67236 FINRA December
BHK Securities, LLC
2200 Lakeshore Drive, Suite 250
Birmingham, AL 35209

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Bailey Knight 205-322-2025

2. A.	General Assessment (item 2e from page 2)	$ 3,477
B.	Less payment made with SIPC-6 filed (exclude interest) 7/25/2014 Date Paid	(1,729)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	1,748
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1,748
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 1,748	
H.	Overpayment carried forward $(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BHK Securities, LLC
(Name of Corporation, Partnership or other organization)

J. Bailey Knight
(Authorized Signature)

Chief Compliance Officer
(Title)

Dated the 17th day of Feb, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,630,969
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	198,183
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	41,758
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	65
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	240,006
2d. SIPC Net Operating Revenues	$1,390,963
2e. General Assessment @ .0025	$3,477 (to page 1, line 2.A.)

PEARCE, BEVILL, LEESBURG, MOORE, P.C.
110 OFFICE PARK DRIVE, SUITE 100
BIRMINGHAM, ALABAMA 35223-2402
205-323-5440 / fax 205-328-8523
www.pearcebevill.com